EXHIBIT 12.1
PACIFICORP
STATEMENTS OF COMPUTATION OF RATIO
OF EARNINGS TO FIXED CHARGES
(DOLLARS IN MILLIONS)

	Three-Month
	Period Ended	Years Ended December 31,
	March 31, 2013	2012	2011	2010	2009	2008
Earnings Available for Fixed Charges:
Income from continuing operations
before income tax expense	$227	$734	$768	$777	$784	$703
Add:
Fixed charges	96	385	397	392	398	349
Deduct:
Net income attributable to noncontrolling
interest in subsidiary that has not
incurred fixed charges	—	—	—	—	(8)	(7)
Total earnings available for fixed charges	$323	$1,119	$1,165	$1,169	$1,174	$1,045

Fixed Charges:
Interest expense	$94	$380	$392	$387	$394	$343
Estimated interest portion of rentals
charged to expense	2	5	5	5	4	6
Total fixed charges	$96	$385	$397	$392	$398	$349

Ratio of Earnings to Fixed Charges	3.4x	2.9x	2.9x	3.0x	2.9x	3.0x